UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)

DWS Municipal Income Trust
(Name of Subject Company (Issuer))

DWS Municipal Income Trust
(Name of Filing Person (Issuer))

PREFERRED SHARES OF BENEFICIAL INTEREST,
$0.01 PAR VALUE PER SHARE
(Title of Class of Securities)

81118R109
81118R208
81118R307
81118R406
81118R505
(CUSIP Number of Class of Securities)

John Millette
Secretary
DWS Municipal Income Trust
One Beacon Street
Boston, MA 02108
(617) 295-2572
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

David A. Sturms, Esq.
Vedder Price P.C.
222 N. LaSalle Street
Chicago, IL 60601
(312) 609-7500

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$190,800,000(a)	$21,865.68(b)

(a)       Calculated as the aggregate maximum purchase price to be paid for 39,750 shares in the offer, based upon a price of 96% of the liquidation preference of $5,000 per share (or $4,800 per share).

(b)       Calculated as $114.60 per $1,000,000 of the Transaction Valuation.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $21,865.68
Form or Registration No.:  Schedule TO
Filing Party:  DWS Municipal Income Trust
Date Filed:  September 27, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Introductory Statement

This Amendment No. 3 hereby amends and supplements the Tender Offer Statement on Schedule TO initially filed by DWS Municipal Income Trust, a Massachusetts business trust (the “Fund”), with the Securities and Exchange Commission on September 27, 2012, as amended by Amendment No. 1 to Schedule TO filed on October 29, 2012, and Amendment No. 2 to Schedule TO filed on November 2, 2012 (as amended hereby, the “Schedule TO”).  The Schedule TO relates to the Fund’s offer to purchase for cash up to 100% of the Fund’s outstanding Series A, B, C, D and E Preferred Shares of Beneficial Interest, par value $0.01 per share and a liquidation preference of $5,000 per share (the “Preferred Shares”), upon the terms and subject to the conditions set forth in the Fund’s Offer to Purchase dated September 27, 2012 and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”), copies of which have been previously filed as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, to this Schedule TO.

Items 1 through 9 and Item 11.

The information in the Offer to Purchase and the related Letter of Transmittal is incorporated by reference in answer to Items 1 through 9 and Item 11 of the Schedule TO.

Filed herewith as Exhibit (a)(5)(iv) and incorporated herein by reference is a copy of the press release issued by the Fund dated November 12, 2012 announcing an extension of the Offer to November 16, 2012.

Item 10.  Financial Statements.

Not applicable.

Item 12.  Exhibits

Item 12 is hereby amended to add the following exhibit.

Exhibit No.	Document
(a)(5)(iv)	Press Release, dated November 12, 2012.

Item 13.  Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DWS MUNICIPAL INCOME TRUST By: /s/John Millette Name: John Millette Title: Vice President and Secretary
Dated: November 12, 2012

Exhibit List

Exhibit No.	Document
(a)(1)(i)	Offer to Purchase, dated September 27, 2012.*
(a)(1)(ii)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).*
(a)(1)(iii)	Form of Notice of Guaranteed Delivery.*
(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, and Trust Companies and Other Nominees.*
(a)(1)(vi)	Form of Notice of Withdrawal.*
(a)(5)(i)	Press Release, dated September 27, 2012.*
(a)(5)(ii)	Press Release, dated October 29, 2012.**
(a)(5)(iii)	Press Release, dated November 2, 2012.***
(a)(5)(iv)	Press Release, dated November 12, 2012 (filed herewith).

*  Previously filed as an exhibit to the Schedule TO filed with the Securities and Exchange Commission on September 27, 2012.

**  Previously filed as an exhibit to the Schedule TO filed with the Securities and Exchange Commission on October 29, 2012.

***  Previously filed as an exhibit to the Schedule TO filed with the Securities and Exchange Commission on November 2, 2012.